February 26, 2016

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Novelis Inc.
    Form 10-K for the Year Ended March 31, 2015
Filed May 12, 2015
Response dated February 11, 2016
File No. 1-32312

Dear Mr. O’Brien:

Novelis Inc. (the “Company”) is in receipt of the staff’s letter dated February 24, 2016, regarding the Company’s above-referenced filings. The letter requests a response from the Company within ten business days. The Company has requested additional time to complete its response, due to scheduled commitments of individuals who will be involved in developing the Company’s responses, and due to the time required to gather all information requested in the staff’s letter. As discussed with Ms. Nudrat Salik, the Company will file its response by March 18, 2016.

Please feel free to contact me at (404) 760-4000 with any questions or concerns.

Sincerely,

/s/ Steven E. Pohl

Steven E. Pohl
Vice President and
Interim Chief Financial Officer